UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BlackRock MuniYield Fund, Inc.
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807
(CUSIP Number)

August 3, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*           This Schedule 13G Amendment is being filed to reflect a change in the reporting persons’ beneficial ownership of the Issuer’s preferred shares as a result of the Issuer’s redemption of the rest of its outstanding shares as disclosed in the Issuer’s N-23C-2 filed on July 5, 2011.

CUSIP No.	09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd. (the “Fund”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect the Fund’s combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G, which are treated herein as one class of securities.

CUSIP No.	09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC (“BCM”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect BCM’s combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G, which are treated herein as one class of securities.

CUSIP No.	09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III’s combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G, which are treated herein as one class of securities.

CUSIP No.	09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807

Item 1.	(a).	Name of Issuer:

BlackRock MuniYield Fund, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

100 Bellevue Parkway
Wilmington, Delaware 19809

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Brigade Leveraged Capital Structures Fund Ltd. – Cayman Islands Brigade Capital Management, LLC – Delaware Donald E. Morgan, III – U.S.A.

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Brigade Capital Management, LLC and Donald E. Morgan, III
399 Park Avenue, 16th Floor
New York, New York 10022
United States of America

	(d).	Title of Class of Securities:

Preferred Shares

	(e).	CUSIP Number:

09253W203 09253W302 09253W401 09253W500 09253W609 09253W708 09253W807 This response lists the CUSIP numbers assigned to every series of the relevant auction preferred securities issued by the Issuer.

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LLC – 0 Donald E. Morgan, III – 0

(b)	Percent of class:

Brigade Leveraged Capital Structures Fund Ltd. – 0% Brigade Capital Management, LLC – 0% Donald E. Morgan, III – 0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LLC – 0 Donald E. Morgan, III – 0

(ii) Shared power to vote or to direct the vote

Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LLC – 0 Donald E. Morgan, III – 0

(iii) Sole power to dispose or to direct the disposition of

Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LLC – 0 Donald E. Morgan, III – 0

(iv) Shared power to dispose or to direct the disposition of

Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LLC – 0 Donald E. Morgan, III – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

AGREEMENT

The undersigned agree that this Schedule 13G Amendment dated August 3, 2011 relating to the Preferred Shares of BlackRock MuniYield Fund, Inc. shall be filed on behalf of the undersigned.

August 3, 2011
(Date)
Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0001 1213512